Exhibit 99.1

CTRIP ANNOUNCES RESULTS OF 2015 ANNUAL GENERAL MEETING

Shanghai, December 21, 2015—Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of hotel accommodations, airline tickets, packaged tours and corporate travel management in China (“Ctrip” or the “Company”), today announced that, at its 2015 annual general meeting of shareholders held today, shareholders of the Company adopted the following resolution as a special resolution proposed by the Company:

THAT the second amended and restated memorandum and articles of association of the Company (“New M&AA”) is hereby approved and adopted to

(i)                         increase the authorized share capital of the Company from ‘US$1,000,000 divided into 100,000,000 ordinary shares of a nominal or par value of US$0.01 each’ to ‘US$1,750,000 divided into 175,000,000 ordinary shares of a nominal or par value of US$0.01 each; and

(ii)                      incorporate the amendments to the currently effective amended and restated memorandum and articles of association of the Company adopted by the shareholders of the Company on October 17, 2006 and October 26, 2012 (the “Historical Amendments”), respectively, into the New M&AA, and further amend and restate the relevant articles involved in Historical Amendments to

‘80.             There shall be a Board of Directors (the “Board”) consisting of not more than nine (9) Directors, provided that the Company may from time to time by Ordinary Resolution increase or decrease the number of Directors on the Board.  Three (3) Directors (each, a “Founder Director”) shall be appointed by the Company’s founders consisting of James Jiangzhang Liang, Neil Nanpeng Shen, Qi Ji and Min Fan (collectively, the “Founders”), subject to the approval of a majority of the Independent Directors (as such term is defined under applicable NASDAQ marketplace rules). One (1) Director shall be the then current Chief Executive Officer of the Company. The remaining Directors (each, an “Ordinary Director”) shall be elected or appointed by the Board in accordance with Article 83 or by the Members at general meeting.  The Members may by Ordinary Resolution appoint any person to be an Ordinary Director, and may in like manner remove any Ordinary Director and appoint another person in his place.

81.              [Intentionally omitted.]

82.              Subject to Article 117, each Director shall hold office until the expiration of his term and until his successor shall have been elected and qualified pursuant to Article 80.

83.              Newly created directorships resulting from any increase in the authorized number of Directors or any vacancies in the Board resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled by a majority vote of the Directors then in office even though less than a quorum, or by a sole remaining director.  In the event of any increase or decrease in the authorized number of Directors, each Director then serving as such shall nevertheless continue as a Director until the expiration of his or her current term or his or her death, retirement, removal or resignation.  In the event of a vacancy in the Board, the remaining Directors may exercise the powers of the full Board until the vacancy is filled.  No decrease in the number of directors constituting the Board shall shorten the term of any incumbent Director.’

THAT each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.”

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets, packaged tours and corporate travel management in China. Ctrip aggregates hotel and flight information to enable business and leisure travelers to make informed and cost-effective bookings. Ctrip also books vacation packages and guided tours. In addition, Ctrip corporate travel management services help corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 X 12300

Email: iremail@ctrip.com